UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER______________
CUSIP NUMBER          863167201
(Check one): □ Form 10-K  □ Form 20-F  □ Form 11-K  ☒ Form 10-Q  □ Form 10-D  □ Form N-SAR  □ Form N-CSR

For Period Ended: March 31, 2009
□ Transition Report on 10-K
□ Transition Report on 20-F
□ Transition Report on 11-K
□ Transition Report on 10-Q
□ Transition Report on N-SAR
For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  N/A.

PART I – REGISTRANT INFORMATION

Stratus Properties Inc.
Full Name of Registrant

Former Name if Applicable

98 San Jacinto Blvd., Suite 220
Address of Principal Executive Office (Street and Number)

Austin, Texas 78701
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

□
(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

As previously reported, following its third quarter ended September 30, 2008, Stratus Properties Inc. (“Stratus” or the “Company”) determined that the manner in which the Company had previously accounted for certain interest costs was not in accordance with Statement of Financial Accounting Standards No. 34, “Capitalization of Interest Costs,” which was discussed with its independent auditors.  Stratus had historically excluded interest costs related to financing of operating properties from interest eligible for capitalization, resulting in such interest costs being charged to expense.  In connection with the foregoing and because the Company continued to evaluate the treatment of prior years’ interest costs, and the effects on interest expense, cost of sales expense, and the cost of real estate assets, including an evaluation of the tax implications of the required changes, the Company filed a Form 12b-25 with the Securities and Exchange Commission (“SEC”) notifying the SEC that the Company was unable to complete its quarterly report on Form 10-Q for the quarter ended September 30, 2008 (the “Third-Quarter 2008 Form 10-Q”) by the November 10, 2008 due date.  For the same reasons, Stratus also filed a Form 12b-25 with the SEC notifying the SEC that the Company would not be able to complete its annual report on Form 10-K for the year ended December 31, 2008 (the “2008 Form 10-K”) by the March 16, 2009 filing date.

Stratus recently completed its evaluation of the treatment of prior years’ interest costs, and the effects on interest expense, cost of sales expense, and the cost of real estate assets, including an evaluation of the tax implications of the required changes.  Stratus also assessed the materiality of this item on its previously reported results for the six-month period ended June 30, 2008, and the years ended December 31, 2007, 2006 and 2005, in accordance with Staff Accounting Bulletin (SAB) No. 99 and concluded that the item was not material to such periods.  Additionally, as part of this process, Stratus also assessed the impact on its internal control over financial reporting and determined that its controls and procedures were effective as of September 30, 2008.  As a result of the completion of the foregoing evaluations and assessments, Stratus was able to file its Third-Quarter 2008 Form 10-Q with the SEC on May 5, 2009.

As also previously reported, on November 18, 2008, Stratus received a letter from The National Association of Securities Dealers Automated Quotations (“NASDAQ”) Stock Market advising that the Company was not in compliance with the continued listing requirements set forth in NASDAQ Marketplace Rule 4310(c)(14) because the Company did not timely file its Third-Quarter 2008 Form 10-Q.  Stratus subsequently submitted a plan to NASDAQ to regain compliance with the continued listing requirements.  On March 4, 2009, NASDAQ notified Stratus that the Company’s compliance plan was accepted and granted the Company an extension of time until May 14, 2009 to file its Third-Quarter Form 10-Q.  Stratus communicated to NASDAQ that the Company was unable to file its 2008 Form 10-K by March 16, 2009, and is preparing the 2008 Form 10-K with the intention of filing it as soon as practicable thereafter.  On March 27, 2009, Stratus received a letter from NASDAQ advising that the Company was not in compliance with the continued listing requirements set forth in NASDAQ Marketplace Rule 4310(c)(14) because the Company did not timely file its 2008 Form 10-K and requested that Stratus provide an updated plan to regain compliance with the continued listing requirements.  Stratus subsequently submitted a plan to NASDAQ to regain compliance with the continued listing requirements.  NASDAQ notified the Company that its updated compliance plan was accepted and granted the Company an extension of time until May 14, 2009, to file its 2008 Form 10-K. While the Company is working diligently to complete its 2008 Form 10-K, it does not expect to file its 2008 Form 10-K by May 14, 2009.

Because the Company only recently completed and filed its Third-Quarter 2008 Form 10-Q, the Company was unable to complete its quarterly report on Form 10-Q for the quarter ended March 31, 2009, (the “First-Quarter 2009 Form 10-Q”) by the May 11, 2009, due date.  The Company is working diligently to complete and file with the SEC its 2008 Form 10-K and First-Quarter 2009 Form 10-Q, as soon as practicable.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

John E. Baker	(512)	478-5788
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).Yes □  No  ☒

As discussed in Part III herein, Stratus has not yet filed its annual report on Form 10-K for the year ended December 31, 2008.

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes  ☒   No  □
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Stratus expects to report unaudited financial results of a net loss of approximately $1.5 million for the quarter ended March 31, 2009, and a nearly breakeven loss for the quarter ended March 31, 2008.

Stratus’ net loss for the three-month period ended March 31, 2009, primarily resulted from significantly lower real estate sales in the 2009 period, compared to the 2008 period.

Stratus Properties Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date   May 12, 2009                                                                                     By      /s/ John E. Baker
           John E. Baker
           Senior Vice President and
           Chief Financial Officer
           (authorized signatory and
           Principal Financial Officer)